1. Name & address of reporting person:  Lawrence A. Coulson
5711 S Corkery Road   Spokane WA  99223
2.  Issuer Name and Ticker or Trading Symbol: The Coeur d'Alenes Company
4. Statement for Month/Year:  September 1998
5. Relationship of Reporting Person to Issuer:  Officer - Vice-President

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned:
1.  Title of Security:	Common Stock
2. Transaction Date:	1/8/1998	3/5/1998	6/12/1998
3. Transaction Code:	P
4. Securities Acquired:  Amount  7,500	     1,678	   40
5. Amount of Securities Beneficially Owned at End of Month: 320,033
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned: N/A Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.20
3. Transaction Date:
4. Transaction Code:
5. Number of Derivative Securities Acquired:
6. Date Exercisable and Expiration Date:
Date:  11/1/1994   Expiration:  10/31/1998
7. Title and Amount of Underlying Securities:  Title:  Common Stock
8. Price of Derivative Security: $5000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
9. Number of Derivative Securities Beneficially Owned at End of Month: 25,000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
10. Ownership Form of Derivative Security:  I
11. Nature of Indirect Beneficial Ownership: By CINV a partnership